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                                                                      Exhibit 23

                         CONSENT OF GRANT THORNTON LLP


Millionaire.com
Bluffton, South Carolina

We have reviewed, in accordance with standards established by the American Institute of Certified Public Accountants, the unaudited interim financial information of Millionaire.com for the periods ended September 30, 1999 and 1998. We did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above is being used in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.


/s/ GRANT THORNTON LLP

Atlanta, Georgia
December 21, 1999